FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	News Release: KONAMI CORPORATION Announces Revision of the Consolidated Forecast for the Fiscal Year Ending March 31, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 4, 2011	By:	/s/ Kimihiko Higashio
	Name:	Kimihiko Higashio
	Title:	Representative Director

November 4, 2011

FOR IMMEDIATE RELEASE

KONAMI CORPORATION

Kagemasa Kozuki, Representative Director and Chairman of the Board, President

Shares listed: Tokyo, New York and London Stock Exchange

Contact: Yasuyuki Yamaji, Corporate Officer, General Manager, Corporate Strategy

  Tel: +81-3-5771-0222

News Release: KONAMI CORPORATION Announces

Revision of the Consolidated Forecast for the Fiscal Year Ending March 31, 2012

KONAMI CORPORATION (the “Company”) hereby announces the revision of its consolidated earnings forecast for the fiscal year ending March 31, 2012, which was released on May 12, 2011 in its Consolidated Financial Results for the Year Ended March 31, 2011 in light of its recent business performance.

Revision of Consolidated Results Forecast (U.S. GAAP)

(Millions of yen)
For the fiscal year ending March 31, 2012 (from April 1, 2011 to March 31, 2012)
	Net revenues	Operating income	Net income before income taxes	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share (yen)
Previous forecast (A) Released on May 12, 2011	258,000	26,000	24,000	14,000	100.99

Revised forecast (B)	258,000	33,000	31,500	18,500	133.64

Change (B – A)	—	7,000	7,500	4,500

Percentage Change (%)	—	26.9%	31.3%	32.1%

<For reference>
Results for the year ended March 31, 2011	257,988	20,791	19,082	12,934	96.48

(Reasons for the revision)

The Company revised its consolidated earnings forecast for the fiscal year ending March 31, 2012 as stated above due to the steady progress shown by all segments, including the Digital Entertainment segment.

End

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business, Gaming & Systems business and Pachinko & Pachinko Slot Machines business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.